January 24, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:   Courtney Haseley

Re:	CoSine Communications, Inc. - Application for Withdrawal of Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-99181)

Dear Ms. Haseley:

CoSine Communications, Inc., a Delaware corporation (the “Company”), hereby requests that its Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-99181), originally filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2011 (the “Post-Effective Amendment”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Post-Effective Amendment because of a filing error relating to the EDGAR coding. The Post-Effective Amendment was incorrectly coded and filed as an “POS AM,” whereas the Company intended the Post-Effective Amendment to be filed with the Commission with the code “S-8 POS.”  The Company expects to promptly file the Post-Effective Amendment with the code “S-8 POS.” No securities were sold pursuant to the Post-Effective Amendment.

Please direct any future questions or comments concerning the foregoing application for withdrawal to Andrew H. Pontious, counsel to the Company, at (415) 788-4646.

Sincerely,

COSINE COMMUNICATIONS, INC.

By:	/s/ Terry R. Gibson
Terry R. Gibson,
Chief Executive Officer